

December 20, 2011

Via E-mail
Marshall O. Larsen
Chairman and Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217

> **Re:** **Goodrich Corporation**
> **Preliminary Proxy Statement on Schedule 14A (Revised)**
> **Filed December 6, 2011**
> **File No. 001-00892**

Dear Mr. Larsen:

We have reviewed your responses to the comments in our letter dated November 22, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Preliminary Proxy Statement on Schedule 14A

The Merger, page 19

Background of the Merger, page 19

1. We note your response to our prior comment 4 and reissue in part. We note your disclosure that on August 2, 2011 your Board discussed with management and the financial advisors the possibility of contacting other third parties that might potentially be interested in a transaction with Goodrich. We also note your disclosure regarding your financial advisors' belief that of potentially interested third parties most did not have a current interest or the financial capability to effect an acquisition of Goodrich at a higher price than UTC proposed. Please revise to explain your Board's reasons for not pursuing the option of contacting other third parties that might potentially be interested in a transaction with Goodrich. In this regard, we note your response discusses your Board's reasoning for not pursuing this option, but such reasoning has not been incorporated into the disclosure related to the August 2, 2011 meeting. Please revise.

2. We note your disclosure that on September 18, 2011 your Board determined that an all-cash transaction in excess of $125 would be in the best interests of your shareholders. Please revise to explain how the ultimate all-cash transaction price of $127.50 per share was determined, including which party proposed the final price.

<u>Opinion of Our Financial Advisors, page 30</u>

<u>Opinion of Credit Suisse Securities (USA) LLC, page 30</u>

<u>Selected Company Analyses, page 32</u>

3. We note your response to our prior comment 11 and reissue in part. We note your disclosure in the Selected Companies Analyses section on pages 32 and 33 that certain comparable companies may not have been used in the analysis. Disclose how the selected companies compared in size and value to Goodrich. Were there other companies that were similar to the selected ones? If so, why were these not used as comparisons as well? Similarly revise the Opinion of Citigroup Global Markets Inc. section on page 35, as applicable.

<u>Selected Acquisitions Analysis, page 33</u>

4. Similar to the above comment, we note your response to our prior comment 11 and reissue in part in regards to the selected acquisitions analysis. We note your disclosure that certain comparable transactions may not have been included. Please tell us whether any additional transactions were identified that fit the criteria used but were not used in the analysis. And, if applicable, please explain why these transactions were not used in the analysis. Similarly revise the Opinion of Citigroup Global Markets Inc. section on page 35, as applicable.

<u>Certain Financial Information, page 41</u>

5. We note your response to our prior comment 15 and reissue in part. Please revise to describe any material assumptions or limitations on the projections.

<u>Management Continuity Agreements, page 45</u>

6. We note your added disclosure in response to our prior comment 17. Please revise to also include this disclosure regarding the yet to be determined employment status of executive officers following the effective time of the merger at an appropriate place accompanying the Golden Parachute Compensation table disclosure at page 14.

<u>Government and Regulatory Matters, page 49</u>

7. We note your response to our prior comment 18 and reissue in part. Please refer to the fourth paragraph of this section. We note your disclosure that other regulatory filings or submissions may be required and in certain circumstances, including (but not limited to) in respect of the EC Merger Regulation, receipt of governmental or regulatory approval prior to consummation of the merger is required. Please revise to disclose the status of

any submissions requiring approval prior to consummation of the merger, such as the EC Merger Regulation.

Material United States Federal Income Tax Consequences, page 49

8. We note your response to our prior comment 19 and reissue in part. Please also revise the Material United States Federal Income Tax Consequences section on page 7 to state that holders of Goodrich common stock are encouraged to consult their own tax advisors, rather than stating that they "should" consult their own tax advisors.

Additional Information, page 76

9. Please revise to specifically incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed on October 27, 2011 and your Current Report on Form 8-K filed on October 27, 2011.

10. We note your response to our prior comment 23 and reissue in part. Please revise the last paragraph in this section to undertake to provide, by written or oral request, all information that has been incorporated by reference. In this regard, we note that you have limited your undertaking to only written requests. Refer to Note D. 2. of Schedule 14A.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor